Meeting of the Board of Directors
of Equity Growth Systems, inc.

A meeting of the Board of Directors of Equity Growth Systems, inc. was held on September 1, 1998, at which meeting a quorum was present.

Upon motion duly made, the following Corporate Resolution was adopted by the Board of Directors of the corporation:

"RESOLVED, that Leonard Miles Tucker be issued 25,000 shares as compensation for acting on administrative committee to Equity Growth Systems, inc. These shares are to be issued 504 Regulation D, without the restrictive legend. Also, be it resolved that William J. Reilly be issued 25,000 shares Rule 504 for acting as attorney for Equity Growth Systems, inc. The shares will be issued in lieu of payment.

There being no further business requiring action or consideration and upon duly made, the meeting was adjourned.

/s/ E. Granville-Smith /s/
---------------------------------
E. Granville-Smith
CEO and Chairman

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